Exhibit 12

Calculation of Consolidated Ratios of Earnings to Fixed Charges

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(in thousands, except ratios)

	Six Months Ended October 31,
	2014	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$719	$(25,511)	$(52,509)	$(76,110)	$(26,687)	$(12,041)
Loss from equity method investments	—	936	4,441	9,994	4,096	2,690
Impairment of equity method investment	—	—	—	10,680	—	—
Fixed charges	21,003	41,149	44,394	47,504	48,250	46,210
Less: interest capitalized	(245)	(256)	(368)	(407)	(1,078)	(349)

Earnings	$21,477	$16,318	$(4,042)	$(8,339)	$24,581	$36,510

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$19,173	$38,175	$41,570	$45,008	$45,543	$44,218
Estimate of interest within rental expense	1,585	2,718	2,456	2,089	1,629	1,643
Interest capitalized	245	256	368	407	1,078	349

Fixed charges	$21,003	$41,149	$44,394	$47,504	$48,250	$46,210

Ratio of earnings to fixed charges	1.02	—	—	—	—	—
Deficiency of earnings to fixed charges	$—	$(24,831)	$(48,436)	$(55,843)	$(23,669)	$(9,700)
Fixed charges from above	$21,003	$41,149	$44,394	$47,504	$48,250	$46,210
Preferred stock dividends	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$21,003	$41,149	$44,394	$47,504	$48,250	$46,210

Ratio of earnings to combined fixed charges and preferred stock dividends	1.02	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$(24,831)	$(48,436)	$(55,843)	$(23,669)	$(9,700)